SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70 - NIRE No. 29300006939
A PUBLICLY HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of BRASKEM S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting that is to be held at the Company’s headquarters located at Rua Eteno, 1.561, Pólo Petroquímico, Municipality of Camaçari, State of Bahia, on February 25, 2010, at 10:00 a.m., in order to deliberate on the approval of the increase in the Company’s authorized capital limit to 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are class “A” preferred shares and 593,818 are class “B” preferred shares, and the subsequent amendment of Paragraph 1 of Article 4 of its Bylaws, in order to ensure the timely implementation of the stages of the operation mentioned in the Relevant Fact disclosed on January 22, 2010, mainly as regards the increase in the Company’s share capital in an amount between R$ 4.5 billion and R$ 5.0 billion.

Camaçari/BA, February 5, 2010.

Marcelo Bahia Odebrecht
Chairman of the Board of Directors

General Information:

1. The proposal of the new wording of Paragraph 1 of Article 4 of the Company’s Bylaws, as well as the origin and justification of the amendment of said provision have been made available to the Company’s shareholders, as set forth in CVM Ruling No. 481/09, and may be accessed through CVM’s website (www.cvm.gov.br), BM&FBOVESPA’s website (www.bovespa.com.br) or the Company’s website (www.braskem.com.br/ri).

2. The Company’s Administration requests that the shareholders deliver to the Company, at least 72 hours prior to the date set for the Extraordinary General Meeting to take place, the following documents: (i) a voucher issued by the financial institution, depositary of the book-entry shares held thereby, up to 08 days before the date of the Extraordinary General Meeting; (ii) a power of attorney duly regulated pursuant to law, in the event of representation of the shareholder, with the grantor’s certified signature; and/or (iii) as regards the shareholders that are part of the fungible custody of registered shares, a statement containing the respective ownership interest, issued by the relevant body. The shareholder or its legal representative shall attend the Extraordinary General Meeting carrying the proper identity documents.

3. In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meeting convened herein are requested to be present at the meeting, at least 30 minutes before the time of beginning of the Meeting, seeking to assure compliance with the basic instructions training procedures of SSMA in effect at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.